SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of June, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  'Directorate Change '

15 June 2011

AVIVA ANNOUNCES NEW CHAIRMAN

Aviva plc ("Aviva") announces that John McFarlane will become a non-executive director on 1 September 2011. He will then become deputy chairman on 1 January 2012 and take up the position of chairman from Lord Sharman of Redlynch at the end of June 2012.

John McFarlane is currently a non-executive director of Royal Bank of Scotland Group plc and Westfield Holdings Limited and was for ten years chief executive officer of Australia and New Zealand Banking Group Limited (ANZ), one of Australia's top five companies, and one of the world's major banks.  Amongst other senior positions, he was also group executive director at Standard Chartered plc, head of Citibank in the UK and Ireland, a non-executive director of the London Stock Exchange and a member of the Auditing Practices Board and The Securities Association (UK securities regulator).

John McFarlane will step down from the board of the Royal Bank of Scotland by 31 March 2012 and will relocate from Australia to the UK for the purpose of carrying out his duties as chairman of Aviva.

Lord Sharman of Redlynch, chairman of Aviva, said:
"John McFarlane's extensive experience as both an executive and non-executive director in international financial services will be invaluable to Aviva.  Under his leadership ANZ became one of Australia's most respected and best performing companies. I am very pleased that John is joining Aviva - he is an exceptional addition to an already strong board and will continue our focus on delivering shareholder value and serving all of Aviva's constituents."

John McFarlane said:
"I am delighted to be joining Aviva in such an important role.  Aviva is a great company and an excellent brand and recent results show that the hard work over the last few years is paying off. I've been impressed with the people I have met and look forward to working with them.  Aviva has a very promising future and I will be pleased to contribute to its ongoing success."

Richard Karl Goeltz, senior independent director, said:
"Aviva has benefitted significantly from Lord Sharman's deep understanding of international business and public policy and his decisive, sagacious leadership which has been invaluable in the recent tough economic times. With the succession from Lord Sharman to John McFarlane, Aviva will see one highly experienced business leader succeeded by another."

Enquiries:

Media
Nigel Prideaux                                                                         +44 (0)20 7662 0215

Analysts
Charles Barrows                                                                     +44 (0)20 7662 8115

Biographical information on John McFarlane

John McFarlane has extensive experience in financial services.  In October 2008 he joined the board of The Royal Bank of Scotland Group plc as a non-executive director having retired in September 2007 as chief executive officer of Australia and New Zealand Banking Group Limited (ANZ) after ten years in the role.

After five years with Ford, McFarlane entered banking in 1975, and spent 18 years with Citibank in London, heading Citicorp Investment Bank Limited and ultimately Citicorp/Citibank in the UK and Ireland.  In 1993 he joined the Board of Standard Chartered plc as a group executive director, responsible initially for Group Strategy, Risk, Treasury, and Institutional Banking, later for North East Asia based in Hong Kong, and subsequently for South Asia, Middle East, Africa, Europe and the Americas.  He joined ANZ in Melbourne in October 1997.

ANZ is one of Australia and New Zealand's largest companies and one of the world's major banks, operating in 30 countries.  During his tenure, ANZ became one of Australia's most respected and best performing companies. In September 2007 ANZ was recognised as 18th in the Fortune 500 for leadership (and the leading bank globally), and ANZ became the world's leading bank in the Dow Jones Sustainability Index. As at 30 September 2007 ANZ's market capitalisation was AUS$55.4 billion (£24 billion).

In addition to his non-executive position at The Royal Bank of Scotland Group plc, John McFarlane is currently a non-executive director of Westfield Holdings Limited and of Old Oak Holdings Limited, and is a member of the Cranfield School of Management Advisory Board.

He is also a former President of the International Monetary Conference, the annual meeting of the leaders of the world's major banks and central banks.  In Australia he was Chairman of the Australian Bankers Association, a Director of the Business Council of Australia, and the Australian Graduate School of Management.  In the UK prior to that, he was a Director of the London Stock Exchange, the Auditing Practices Board, The Securities Association (UK securities regulator), Cranfield School of Management, the Financial Law Panel, and Capital Radio Plc.  In 1992 he chaired the review "The Future Development of Auditing in the United Kingdom and Ireland".

John McFarlane was educated at Edinburgh University and has a MBA from Cranfield School of Management.

Notes to editors:

•
In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of John McFarlane.

•	At the date of this announcement, John McFarlane has no beneficial interests in ordinary shares of Aviva.

•
John McFarlane is currently a non-executive director of Royal Bank of Scotland Group plc and Westfield Holdings Limited. He was formerly a director of Standard Chartered plc, Capital Radio plc and Australia and New Zealand Banking Group Limited.

•	Aviva is the world's sixth largest insurance group, serving over 53 million customers across Europe, North America and Asia Pacific

•
Aviva's main business activities are long-term savings, general insurance, and fund management, with worldwide total sales of £47.1 billion and funds under management of £402 billion at 31 December 2010

•	We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

•	A photograph of John McFarlane is available at www.aviva.com/media/images-and-logos/

•	The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive

•	For broadcast-standard video, please visit www.aviva.com/media/video/

•	Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  15 June 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary